Mail Stop 6010


August 23, 2005

Mr. David Goold
Chief Financial Officer
Forbes Medi-Tech, Inc.
200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8

      Re:	Forbes Medi-Tech, Inc.
		Form 40-F for the fiscal year ended December 31, 2004
	File No. 000-30076

Dear Mr. Goold:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2004

Management`s Discussion and Analysis

Critical Accounting Policies and Estimates

Revenue Recognition

1. We note in the "Overview" section to your Management`s Discussion and Analysis that, during fiscal 2004, the Phyto-Source joint venture became the direct seller of your Phyto-S-Sterols, while you are now merely a "selling agent" in those sales transactions. Please disclose the date you began acting as an agent and how your accounting policy for recognizing revenue as an agent differed from your accounting policy prior to that time. Additionally, please provide us with information regarding the nature of your role in sales transactions with respect to Phyto-S-Sterols. Please also tell us how you considered each criterion in EITF No. 99-19 and its potential impact on your revenue recognition policy and quantifiable impact on your financial statements pursuant to U.S. GAAP.

Notes to Consolidated Financial Statements, page 4

Note 19. United States Generally Accepted Accounting Principles,
page
29

2. We note that you evaluated the potential impact of FIN 46 on your financial statements. Please provide us with your analysis according to the provisions of FIN 46R, particularly paragraph 5, in order to clarify your determination that you do not need to consolidate Phyto-
Source and Phyto-Venture under U.S. GAAP.

*    *    *    *

       Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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David Goold
Forbes Medi-Tech, Inc.
August 23, 2005
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